FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

November 12, 2024

For

Apis Cor Inc.

A Delaware Corporation

3060 Venture Lane #101

Melbourne, FL 32934

IRS No. 844046343

Item 6: Changes in Control of Issuer

On October 8, 2024, Apis Cor Inc. (the "Company") hired a new Chief Executive Officer, Mr. Stefan Safko. Mr. Safko is, as of the date of this Form 1-U, 45 years old. Mr. Safko joined the Company from his prior role as President and CEO of Civil Maps, a global leader in autonomous vehicle 3D mapping technology. Under his leadership, Civil Maps grew into a recognized industry leader and was successfully acquired by Luminar Technologies in 2022. Previously, Mr. Safko was the Global Energy Services and Corporate Development CFO at SunEdison. He has held a variety of investment banking roles at financial institutions including Deutsche Bank. With over two decades of experience in technology and finance, he is well-equipped to guide Apis Cor into the next chapter of expansion.

Mr. Safko's annual salary is $75,000 per annum. Mr. Safko is also subject to an equity-based incentive plan as well as a cash-based incentive plan.

After his appontment by the Board of Directors as Chief Executive Officer, Anna Cheniuntai was appointed to the role of Chief Operating Officer.

The decision to appoint Mr. Safko as Chief Executive Officer was approved by a majority of the Board of Directors.

Exhibit Index

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Apis Cor Inc.

(Exact name of issuer as specified in its charter)

By s/Anna Cheniuntai

Director, COO